FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 14, 2011

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 1 dated July 15, 2011, Supplement No. 2 dated August 5, 2011, Supplement No. 3 dated August 15, 2011, Supplement No. 4 dated October 11, 2011, and Supplement No. 5 dated October 25, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	information regarding the acquisition of the Campus Club note;

•	information regarding stock distributions recently declared;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2011; and

•	our unaudited financial statements and the notes thereto as of and for the nine months ended September 30, 2011.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of November 10, 2011, we had accepted aggregate gross offering proceeds of $58.2 million related to the sale of 6.1 million shares of stock, all of which were sold in the primary offering. As of November 10, 2011, approximately 68.9 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Loan Acquisition

The heading of “Probable Loan Acquisition” above the disclosure of our acquisition of a non-performing promissory note secured by a first priority mortgage on a student housing community known as Campus Club in Supplement No. 5 dated October 25, 2011 is replaced with the heading of “Loan Acquisition.”

Stock Distributions Declared

On November 1, 2011, our board of directors declared a stock distribution of 0.015 shares of our common stock, $0.01 par value per share, or 1.5% of each outstanding share of common stock to the stockholders of record at the close of business on December 30, 2011. Such stock distributions are to be paid on January 13, 2012.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such a non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock which is the date that the distribution was made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Maryland corporation that has and intends to continue to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related debt that have been significantly discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations that may increase their long-term values. Following years of unprecedented appreciation in commercial real estate values fueled by readily available and inexpensive credit, the commercial real estate market began a significant decline in late 2007 as a result of the massive contraction in the credit and securitization markets. We believe that this decline has produced an attractive environment to acquire commercial real estate and real estate-related debt at significantly discounted prices. We have a particular focus on operating multifamily assets; we intend to target this asset class while also purchasing interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, we are not limited in the types of real estate assets in which we may invest and, accordingly, we may invest in other real estate assets either directly or together with a co-investor or joint venture partner. We currently anticipate holding approximately 55% of our total assets in categories (i) and (ii), 30% of our total assets in category (iii), and 15% of our total assets in category (iv). Also, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with investment opportunities that allow us to meet the requirements to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code, and to maintain our exclusion from regulation as an investment company pursuant to the Investment Company Act of 1940, our portfolio composition may vary from what we have initially disclosed.

We commenced this offering of our common stock on June 16, 2010, after having completed a private offering on June 9, 2010, both of which have provided our initial capitalization. We describe these offerings further in “Liquidity and Capital Resources” below.

Results of Operations

We were formed on June 3, 2009. As of September 7, 2010, we had raised the minimum offering amount of $2.0 million in this offering and commenced active real estate operations. As of September 30, 2011, we have acquired one property of immaterial size, six non-performing promissory notes (three of which we have foreclosed on, and one of which has been paid off) and two performing promissory notes. Our management is not aware of any material trends or uncertainties, favorable, or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily residential housing industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of such assets or those that we expect to acquire.

Three and Nine Months Ended September 30, 2011 compared to the Three and Nine Months Ended September 30, 2010

As a result of the timing of the commencement of this offering and our active real estate operations, comparative operating results are not relevant to a discussion of operations for the periods represented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

The following table sets forth the results of our operations for the three months ended September 30, 2011 and 2010 (in thousands):

	For the Three Months Ended September 30,		Increase
	2011	2010	(Decrease)
Revenues:
Rental income	$1,184	$3	$1,181
Gain on payoff of loan held for investment	250	—	250
Interest income	41	14	27

Total revenues	1,475	17	1,458

	For the Three Months Ended September 30,		Increase
	2011	2010	(Decrease)
Expenses:
Rental operating	1,417	4	1,413
Acquisition costs	323	13	310
Management fees-related parties	199	6	193
General and administrative	867	20	847
Depreciation and amortization	502	2	500

Total expenses	3,308	45	3,263

Net loss	$(1,833)	$(28)	$(1,805)

The following table sets forth the results of our operations for the nine months ended September 30, 2011 and 2010 (in thousands):

	For the Nine Months Ended September 30		Increase
	2011	2010	(Decrease)
Revenues:
Rental income	$2,343	$3	$2,340
Gain on payoff of loan held for investment	250	—	250
Interest income	115	32	83

Total revenues	2,708	35	2,673

Expenses:
Rental operating	2,953	4	2,949
Acquisition costs	1,447	13	1,434
Management fees-related parties	462	6	456
General and administrative	2,231	526	1,705
Depreciation and amortization	1,072	2	1,070

Total expenses	8,165	551	7,614
Interest expense	(3)	—	(3)

Net loss	$(5,460)	$(516)	$(4,944)

Revenues. During the three and nine months ended September 30, 2011, we recorded income from rents and interest from both performing promissory notes and interest-bearing bank accounts in which we deposited the proceeds of our public and private offerings.

Expenses. During the three and nine months ended September 30, 2011, our rental operating expenses increased as we incurred operating expenses for four properties as compared to one immaterial property for the three and nine months ended September 30, 2010. In addition, in conjunction with the increase in the number of properties, we incurred increased management fees, general and administrative expenses and depreciation and amortization expenses during the three and nine months ended September 30, 2011.

Liquidity and Capital Resources

We derive the capital required to purchase real estate investments and conduct our operations from the proceeds of our private and public offerings and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders, from the sale of assets and from any undistributed funds from our operations.

Private Offering. We completed a private offering to accredited investors of up to $50.0 million in shares of common stock at $10.00 per share with discounts given to certain categories of purchasers. For every 1,000 shares of common stock an eligible investor purchased, we offered the investor one share of convertible stock to purchase. The private placement offering terminated on September 9, 2010, having raised gross offering proceeds of $12.8 million, net of approximately $1.5 million of syndication costs.

Public Offering. Pursuant to this offering, we are offering up to 75 million shares of common stock, $0.01 par value per share, at $10.00 per share. We are also offering up to 7.5 million shares of common stock to be issued pursuant to our distribution reinvestment plan under which our stockholders may elect to have distributions reinvested in additional shares at $9.50 per share.

We have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. If we are unable to raise substantial funds, this could increase our fixed operating expenses as a percentage of gross income, potentially reducing our net income and limiting our ability to make distributions to our shareholders.

As of September 30, 2011, we have acquired a multifamily property located at 107th Avenue in Omaha, Nebraska, a multifamily property located in Houston, Texas known as Arcadia at Westheimer, a multifamily property located in Birmingham, Alabama known as Town Park, a non-performing note secured by a multifamily property located in Dayton, Ohio known as the Cannery and a non-performing note secured by a multifamily property located in Philadelphia, Pennsylvania known as Iroquois Apartments. We have also acquired a portfolio of small bank loans consisting of two performing notes secured by multifamily properties located in Michigan and Indiana, as well as two non-performing notes secured by multifamily properties in Michigan and Ohio, of which one has been repaid in full.

We intend to allocate a portion of the funds we raise as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of the properties we acquire. If these allocated amounts and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds upon acceptable terms when we need them.

In addition, our advisor has advanced funds to us for certain organization and offering costs.

We currently have no outstanding debt. Once we have fully invested the proceeds of this offering, based on current lending market conditions, we expect that any debt financing we incur, on a total portfolio basis, would not exceed 35% of the cost of our real estate investments if unstabilized and 65% to 70% if stabilized (before deducting depreciation or other non-cash reserves) plus the value of our other assets. We may also increase the amount of debt financing we use with respect to an investment over the amount originally incurred if the value of the investment increases subsequent to our acquisition and if credit market conditions permit us to do so. Our charter limits us from incurring debt such that our total liabilities exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, although we may exceed this limit under certain circumstances. We expect that our primary liquidity source for acquisitions and long-term funding will include the net proceeds from both our offerings and, to the extent we co-invest with other entities, capital from any future joint venture partners. We may also pursue a number of potential other funding sources, including mortgage loans, portfolio level credit lines and government financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our advisor and the dealer manager of this offering, which is an affiliate of our advisor. During our offering stage, these payments include selling commissions and the dealer manager fee as well as payments to the dealer manager and our advisor for reimbursement of organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection or purchase of real estate investments. In addition, we expect to continue to make payments to our advisor for the management of our assets and costs incurred by our advisor in providing service to us. We describe these payments in more detail in Note 8 to our consolidated financial statements.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful to our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be impacted by the types of investments in our targeted portfolio which will consist of, but are not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but are not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•

Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of this offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our advisor or third parties.

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of this offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net loss – GAAP	$(1,833)	$(28)	$(5,460)	$(516)
Depreciation	274	—	551	—

FFO	(1,559)	(28)	(4,909)	(516)
Amortization of intangible lease assets	228	2	521	2
Acquisition expenses	323	13	1,447	13

MFFO	$(1,008)	$(13)	$(2,941)	$(501)

GAAP basic and diluted loss per common share	$(0.31)	$(0.02)	$(1.21)	$(0.61)
FFO per share	$(0.26)	$(0.02)	$(1.09)	$(0.61)
MFFO per share	$(0.17)	$(0.01)	$(0.65)	$(0.56)

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and cost and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a discussion on our critical accounting policies and estimates, see the discussion in our Annual Report on Form 10-K for the year ended December 31, 2010 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates.”

Off-Balance Sheet Arrangements

As of September 30, 2011 and December 31, 2010, we do not have any off-balance sheet arrangements or obligations, including contingent obligations.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Investments:
Rental properties, net	$28,620	$8,336
Loans held for investment, net	9,689	6,250

Cash	10,905	5,566
Prepaid expenses	482	200
Contributions receivable	216	155
Tenant receivables	47	14
Deposits	64	20
Deferred offering costs	4,261	3,684
Identified intangible assets, net	430	129

Total assets	$54,714	$24,354

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,487	$854
Due to related parties	3,990	3,645
Tenant prepayments	18	—
Security deposits	262	5
Subscription deposits	—	627

Total liabilities	5,757	5,131

Stockholders’ equity:
Preferred stock (par value $.01; 10,000,000 shares authorized; none issued and outstanding)	—	—
Common stock (par value $.01; 1,000,000,000 shares authorized)	67	24
Convertible stock (par value $.01; 50,000 shares authorized)	1	1
Additional paid-in capital	58,646	21,388
Accumulated deficit	(9,757)	(2,190)

Total stockholders’ equity	48,957	19,223

Total liabilities and stockholders’ equity	$54,714	$24,354

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Rental income	$1,184	$3	$2,343	$3
Gain on payoff of loan held for investment	250	—	250	—
Interest income	41	14	115	32

Total revenues	1,475	17	2,708	35

Expenses:
Rental operating	1,417	4	2,953	4
Acquisition costs	323	13	1,447	13
Management fees — related party	199	6	462	6
General and administrative	867	20	2,231	526
Depreciation and amortization	502	2	1,072	2

Total expenses	3,308	45	8,165	551

Loss before interest expense	(1,833)	(28)	(5,457)	(516)
Interest expense — related party	—	—	(3)	—

Net loss	$(1,833)	$(28)	$(5,460)	$(516)

Weighted average shares outstanding	5,950	1,379	4,510	852

Basic and diluted loss per share	$(0.31)	$(0.02)	$(1.21)	$(0.61)

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(in thousands)

(unaudited)

					Additional		Total
	Common Stock		Convertible Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2011	2,438	$24	50	$1	$21,388	$(2,190)	$19,223

Issuance of stock	4,022	41	—	—	39,944	—	39,985

Stock distributions	211	2	—	—	2,105	(2,107)	—

Syndication costs	—	—	—	—	(4,791)	—	(4,791)

Net loss	—	—	—	—	—	(5,460)	(5,460)

Balance at September 30, 2011	6,671	$67	50	$1	$58,646	$(9,757)	$48,957

The accompanying notes are an integral part of this consolidated statement.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(5,460)	$(516)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on payoff of loan held for investment	(250)	—
Depreciation and amortization	1,072	2
Accretion of discount and direct loan fees and costs	(22)	—
Changes in operating assets and liabilities:
Prepaid expenses	(222)	(135)
Tenant receivables	(26)	—
Deposits	(44)	—
Due to related parties, net of offering costs	(229)	(308)
Accounts payable and accrued expenses	588	88
Tenant prepayments	(79)	—
Security deposits	257	—

Net cash used in operating activities	(4,415)	(869)

Cash flows from investing activities:
Proceeds received on payoff of loan held for investment	815	—
Loan acquisitions	(22,239)	(225)
Capital expenditures	(3,796)	(7,997)
Principal payments received on loans	6	(1)
Cash received on foreclosure of loan held for investment	462	—

Net cash used in investing activities	(24,752)	(8,223)

Cash flows from financing activities:
Proceeds from issuance of common stock	39,297	15,405
Repayment of subscription deposits	—	36
Syndication costs	(4,791)	(1,931)

Net cash provided by financing activities	34,506	13,510

Net increase in cash	5,339	4,418

Cash at beginning of period	5,566	750

Cash at end of period	$10,905	$5,168

Supplemental disclosure of non-cash items:
Investor contributions held in escrow which converted to common stock	$627	$549

Property and intangibles received on the foreclosure of two loans held for investment	$17,788	$—

Stock distributions	$2,107	$—

Cash paid for interest — related party	$3	$—

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Opportunity REIT, Inc. (the “Company”) was organized in Maryland on June 3, 2009. On September 15, 2009, the Company commenced a private placement offering to accredited investors for the sale of up to 5.0 million shares of common stock at a price of $10 per share, with discounts available to certain categories of purchasers. The private offering closed on June 9, 2010, at which time the Company had raised aggregate gross proceeds of $12.8 million, which resulted in the issuance of 1,283,727 common shares, including 20,000 shares purchased by the Advisor (see below), and net proceeds of $11.3 million after payment of $1.5 million in syndication costs. Also, in conjunction with the private offering, the Company offered 5,000 shares of convertible stock at a price of $1 per share. Investors acquired 937 shares of the convertible stock; Resource Real Estate Opportunity Advisor, LLC (the “Advisor”), which is an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, commercial finance and financial fund management sectors, purchased the remaining 4,063 shares. The Advisor has been engaged to manage the day-to-day operations of the Company. The Advisor contributed $200,000 to the Company in exchange for 20,000 shares of common stock on June 17, 2009, of which 4,500 shares were converted into 45,000 shares of convertible stock in June 2010. The Advisor purchased an additional 35,000 shares of common stock on June 24, 2011 for $315,000.

On June 16, 2010, the Company’s Registration Statement on Form S-11 (File No. 333-160463), covering a primary public offering of up to 75.0 million shares of common stock and a public offering pursuant to the Company’s distribution reinvestment plan of up to an additional 7.5 million shares of common stock, was declared effective under the Securities Act of 1933 and the Company commenced the offering, which is ongoing. The Company is offering shares of common stock in its primary offering for $10 per share, with discounts available to certain categories of investors. The Company is also offering shares pursuant to its distribution reinvestment plan at a purchase price equal to $9.50 per share. On September 7, 2010, the Company raised the minimum offering amount and broke escrow in its offering with respect to subscriptions received from investors. Escrow was broken in New York and Pennsylvania, which have higher minimum offering amounts, on September 17, 2010 and April 18, 2011, respectively. As of September 30, 2011, the Company has raised aggregate gross offering proceeds of $52.0 million, which resulted in the issuance of 5,180,873 shares of common stock.

The Company’s objective is to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related assets in order to generate gains to stockholders from the potential appreciation in the value of the assets and to generate current income for stockholders by distributing cash flow from the Company’s investments. The Company has and intends to continue to acquire real estate-related debt and equity that has been significantly discounted due to the effects of recent economic events and high levels of leverage, as well as stabilized properties that may benefit from extensive renovations that may increase their long-term values. The Company has a particular focus on acquiring and operating multifamily assets, and it intends to target this asset class while also acquiring interests in other types of commercial property assets consistent with its investment objectives. The Company’s targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first and second priority mortgage loans, mezzanine loans, subordinate participations in first mortgage loans, or B-Notes, and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which the Company can add value with a capital infusion (“value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, the Company is not limited in the types of real estate assets in which it may invest and, accordingly, it may invest in other real estate-related assets either directly or together with a co-investor or joint venture partner.

The Company has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2010. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS – (Continued)

The consolidated financial statements and the information and tables contained in the notes thereto as of September 30, 2011 are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods presented. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The results of operations for the nine months ended September 30, 2011 may not necessarily be indicative of the results of operations for the full year ending December 31, 2011.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries as follows:

Subsidiaries	Apartment Complex	Number of Units	Location
RRE Opportunity Holdings, LLC	N/A	N/A	Wilmington, Delaware
Resource Real Estate Opportunity OP, LP	N/A	N/A	Wilmington, Delaware
RRE 107th Avenue Holdings, LLC (“107th Avenue”)	107th Avenue	5	Omaha, Nebraska
RRE Westhollow Holdings, LLC (“Westhollow”)	Arcadia	404	Houston, Texas
RRE Crestwood Holdings, LLC (“Crestwood”)	Town Park	270	Birmingham, Alabama
RRE Iroquois, LP (“Iroquois”)	Iroquois	133	Philadelphia, Pennsylvania
RRE Iroquois Holdings, LLC	N/A	N/A	Wilmington, Delaware

All intercompany accounts and transactions have been eliminated in consolidation.

Recent Accounting Standards

Accounting Standards Issued But Not Yet Effective

The Financial Accounting Standards Board (“FASB”) has issued the following guidance that is not yet effective for the Company as of September 30, 2011:

Fair Value Measurements. In May 2011, the FASB issued an amendment to revise the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the current requirements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements, such as specifying that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements such as specifying that, in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability. This guidance will become effective for the Company beginning January 1, 2012. The Company is currently evaluating the impact this amendment will have, if any, on its financial statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Recent Accounting Standards – (Continued)

Accounting Standards Issued But Not Yet Effective – (Continued)

Troubled Debt Restructurings. In 2010, the FASB issued guidance that requires the disclosure of more detailed information on the nature and extent of troubled debt restructurings and their effect on the allowance for loan and lease losses. In January 2011, the FASB deferred the effective date of these disclosures. In April 2011, the FASB issued additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant, prohibits creditors from using the borrower’s effective rate test to evaluate whether a concession has been granted to the borrower, and adds factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in the April issuance also ends the FASB’s deferral of the additional disclosures about troubled debt restructurings. This guidance is effective for the Company beginning September 30, 2011. This guidance is not expected to have a material impact on the Company’s consolidated financial statements, results of operations or cash flows.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company estimates the allowance for uncollectible receivables and loan losses and adjusts the balance quarterly. Actual results could differ from those estimates. The Company estimates rental income and expenses for rental properties when information is unavailable (see Notes 4 and 5).

Rental Properties

The Company records acquired rental properties at cost. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3.0-27.5 years
Tenant improvements	Shorter of lease term or expected useful life

The Company will present operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold will be designated as “held for sale” on the consolidated balance sheet.

Loans Held for Investment, Net

The Company records acquired loans held for investment at cost and reviews them for potential impairment at each balance sheet date. A loan held for investment is considered impaired when it becomes probable, based on current information, that the Company is unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or, as a practical expedient, the fair value of the collateral. If a loan is deemed to be impaired, the Company records a reserve for loan losses through a charge to income for any shortfall.

The Company may acquire real estate loans at a discount due to their credit quality. Revenues from these loans are recorded under the effective interest method. Under this method, an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan held for investment. The EIR that is calculated when the loan held for investment is acquired remains constant and is the basis for subsequent impairment testing and income recognition. However, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the loan held for investment has been fully recovered.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Loans Held for Investment, Net – (Continued)

Interest income from performing loans held for investment is recognized based on the contractual terms of the loan agreement. Fees related to any buy down of the interest rate are deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. The initial investment made in a purchased performing loan includes the amount paid to the seller plus fees. The initial investment frequently differs from the related loan’s principal amount at the date of the purchase. The difference is recognized as an adjustment of the yield over the life of the loan. Closing costs related to the purchase of a performing loan held for investment are amortized over the term of the loan and accreted as an adjustment against interest income.

Allocation of Purchase Price of Acquired Assets

The cost of rental properties is allocated to net tangible and intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including information obtained about each property as a result of due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the average remaining term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles associated with that tenant would be charged to expense in that period.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Allocation of Purchase Price of Acquired Assets – (Continued)

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income. Initial purchase price allocations are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. The review also considers factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss would be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss would be the adjustment to fair value less the estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. There was no indication of impairment as of September 30, 2011.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period in which the related expenses are incurred.

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Company’s previous loss history, the tenants’ current ability to pay their obligations to the Company, the condition of the general economy and the industry as a whole. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in less net income. At September 30, 2011 and December 31, 2010, there was $9,000 and $1,000, respectively, in the allowance for uncollectable receivables.

The future minimum rental payments to be received from noncancelable operating leases are $2.8 million and $106,000, respectively, for the twelve months ending September 30, 2012 and 2013.

Deferred Offering Costs

Through September 30, 2011, the Advisor has advanced $3.4 million on behalf of the Company related to public offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal and similar costs. A portion of these costs is charged to equity upon the sale of each share of common stock sold under the public offering. Similarly, a portion of the proceeds received from such sales is paid to the Advisor to reimburse it for the amount incurred on behalf of the Company. Deferred offering costs represent the portion of the total costs incurred that have not been charged to equity to date and is the major component of due to related parties on the consolidated balance sheet. As of September 30, 2011, $1.3 million has been reimbursed to the Advisor. Upon completion of the public offering, any excess deferred offering costs will be charged back to the Advisor.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes

To maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its taxable net income (excluding net capital gains) to its stockholders as well as comply with other requirements, including certain asset, income and stock ownership tests. Accordingly, the Company generally will not be subject to corporate U.S. federal income taxes to the extent that it annually distributes at least 90% of its taxable net income to its stockholders. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it is subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it fails its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends-paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Generally, taxable income differs from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRS”). In general, the Company’s TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

The Company evaluates the benefits of tax positions taken or expected to be taken in its tax returns under a two-step recognition and measurement process. Only the largest amount of benefits from tax positions that will more likely than not be sustainable upon examination are recognized by the Company. The Company does not have any unrecognized tax benefits, nor interest and penalties, recorded in the Consolidated Balance Sheets or Consolidated Statements of Operations and does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months.

The Company is subject to examination by the U.S. Internal Revenue Service (“IRS”) and by the taxing authorities in other states in which the Company has significant business operations. The Company is not currently undergoing any examinations by taxing authorities. The Company may be subject to U.S. federal income tax and state/local income tax examinations for the year ended 2010.

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. Due to reported losses for the periods presented, the convertible shares discussed in Note 8 are not included in the diluted earnings per share calculation. All common shares and per common share information in the financial statements have been adjusted retroactively for the effect of three 1.5% stock distributions, declared on March 15, 2011 to shareholders of record as of February 28, 2011, on June 15, 2011 to shareholders of record as of May 31, 2011 and on September 15, 2011 to shareholders of record as of August 31, 2011.

Reclassification

Due from related parties was offset against due to related parties on the balance sheets for the periods ended September 30, 2011 and December 31, 2010.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 3 – RENTAL PROPERTIES, NET

The Company’s investments in rental properties consisted of the following (in thousands):

	September 30,	December 31,
	2011	2010
Land	$2,727	$968
Building and improvements	25,294	7,297
Furniture, fixtures and equipment	1,133	136
Construction in progress	82	—

	29,236	8,401
Less: accumulated depreciation	(616)	(65)

	$28,620	$8,336

For the three and nine months ended September 30, 2011, depreciation expense totaled $274,000 and $551,000, respectively. There was no depreciation expense for the three and nine months ended September 30, 2010.

NOTE 4 – LOANS HELD FOR INVESTMENT, NET

On March 15, 2011, the Company purchased, at a discount, two non-performing promissory notes and two performing promissory notes (the “Notes”), each of which was secured by a first priority mortgage on a multifamily rental apartment community. The contract purchase price for the Notes was $3.1 million, excluding closing costs and was funded from the proceeds of the public offering. On August 2, 2011, the borrower of one of the non-performing promissory notes entered into a forbearance agreement with the Company and, on September 23, 2011, paid the Company a negotiated amount in satisfaction of the note in full (see Note 6). On August 18, 2011, the Company was the successful bidder at a foreclosure sale of the property collateralizing the second non-performing note; however, the Company has not yet taken title to the property since the borrower’s redemption period has not yet terminated. The Company’s motion to the Court to appoint a receiver for the property was denied.

On May 13, 2011, the Company purchased, at a discount, a non-performing promissory note (the “Cannery Note”), which is secured by a first priority mortgage on a multifamily rental apartment community in Dayton, Ohio. The contract purchase price for the Cannery Note was $7.1 million, excluding closing costs, and was funded from the proceeds of the public offering.

The following table provides the aging of the Company’s loans held for investment (in thousands):

	$16,464	$16,464	$16,464	$16,464	$16,464	$16,464
	30-89 days	90 - 180 days	Greater than 181 days	Total	Current	Total
September 30, 2011:
Unpaid loan balance	$—	$—	$16,464	$16,464	$1,288	$17,752
Purchase discount, net	—	—	(7,723)	(7,723)	(360)	(8,083)
Capitalized loan costs, net	—	—	—	—	20	20

Total loans held for investment, net	$—	$—	$8,741	$8,741	$948	$9,689

December 31, 2010:
Unpaid loan balance	$—	$—	$6,250	$6,250	$—	$6,250

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 4 – LOANS HELD FOR INVESTMENT, NET – (Continued)

The following table provides information about the credit quality of the Company’s loans held for investment, net, (in thousands):

Loans
September 30, 2011:
Performing	$948
Nonperforming	8,741

Total	$9,689

December 31, 2010:
Nonperforming	$6,250

Total	$6,250

The Company has individually evaluated each loan for impairment and determined that there were no impairments as of September 30, 2011 and December 31, 2010. Accordingly, there were no allowances for credit losses or charge-offs as of September 30, 2011 and December 31, 2010. There were no troubled debt restructurings as of September 30, 2011 and December 31, 2010.

NOTE 5 – ACQUISITIONS AND FORECLOSURES

107th Avenue – Omaha Nebraska

On August 26, 2010, the Company purchased a residential apartment complex located in Omaha, Nebraska for a purchase price of $225,000. The Company paid an acquisition fee of $5,000, or 2% of the purchase price and closing costs, to its Advisor.

The following table presents the estimated fair value of the assets acquired (in thousands):

Rental property:
Land	$25
Building	196

221
Acquired intangibles — in-place leases	4

Cash paid for acquired rental property	$225

Arcadia – Houston, Texas

On September 3, 2010, the Company purchased at a discount, a non-performing promissory note (the “Westhollow Note”) for a discounted purchase price of $7.8 million plus closing costs. This note was secured by a first lien mortgage on a 404-unit multifamily residential community known as Arcadia at Westheimer (formerly “Westhollow Apartments”), located in Houston, Texas. The Company paid an acquisition fee of $229,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the note, the Company contacted the borrower but was unsuccessful in its attempts to either restructure the Westhollow Note or negotiate a discounted payoff. Subsequently, on October 5, 2010, the Company was the successful bidder at the trustee’s sale of the property and, as such, took title to Arcadia in satisfaction of the Westhollow Note. The Company’s bid equaled the carrying value of the Westhollow Note, which the Company believed to be a reasonable approximation of the fair value of Arcadia. The cost of this real estate investment was subsequently allocated to net tangible and intangible assets based on their relative fair values.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 5 – ACQUISITIONS AND FORECLOSURES – (Continued)

Arcadia – Houston, Texas – (Continued)

The following table presents the estimated fair value of Arcadia (in thousands), which was acquired in exchange for the Westhollow Note:

Rental property:
Land	$943
Buildings	6,599

7,542
Acquired intangibles — in-place leases	258

Fair value assigned	$7,800

Town Park – Birmingham, Alabama

On December 21, 2010, the Company purchased, at a discount, two non-performing promissory notes (the “Crestwood Notes”) both secured by a first lien mortgage on a multifamily community known as Town Park Apartments (formerly Crestwood Crossings Apartments). The contract purchase price for the Crestwood Notes was $6.3 million plus closing costs. The Company paid an acquisition fee of $125,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the Crestwood Notes, the Company attempted to negotiate the restructuring or discounting of the notes with the borrower. After these efforts proved unsuccessful, the Company commenced foreclosure proceedings and took title to the property on March 2, 2011.

The following table presents the estimated fair value (in thousands) of Town Park, which was acquired in exchange for the Crestwood Notes:

Rental property:
Land	$596
Buildings	5,367

5,963
Acquired intangibles — in-place leases	287

Fair value assigned	$6,250

Iroquois Apartments – Philadelphia, Pennsylvania

On June 17, 2011, the Company purchased, at a discount, a non-performing promissory note, (the “Iroquois Note”), which is secured by a first priority mortgage on a multifamily rental apartment community known as the Iroquois Apartments, located in Philadelphia, Pennsylvania. The contract purchase price for the Iroquois Note was $12.0 million, excluding closing costs, and was funded in part from the proceeds of the public offering and from a $1.35 million bridge loan provided by the Advisor which was repaid in full on June 28, 2011. The Company paid an acquisition fee of $244,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the Iroquois Note, the Company attempted to negotiate the restructuring or discounting of the note with the borrower. After these efforts proved unsuccessful, the Company commenced foreclosure proceedings. The Company obtained the title to the property on August 2, 2011 and took possession in October 2011. The Company has estimated the results of operations for the property for the month of September 2011 due to the inability of the court-appointed receiver to provide any financial information.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 5 – ACQUISITIONS AND FORECLOSURES – (Continued)

Iroquois Apartments – Philadelphia, Pennsylvania

The following table presents the estimated fair value (in thousands) of the Iroquois Apartments and related acquired net assets, which were acquired in exchange for the Iroquois Note:

Rental property:
Land	$1,163
Buildings	9,913

11,076
Acquired intangibles — in-place leases	535
Cash	462
Accounts receivable	8
Prepaid real estate tax	60
Accounts payable	(44)
Security deposit liability	(97)

Fair value assigned	$12,000

NOTE 6 – DISPOSITIONS

On March 15, 2011, the Company acquired a non-performing promissory note secured by a mortgage encumbering a 32-unit apartment community located in Oberlin, Ohio (the “Oberlin Note”). The purchase price for the Oberlin Note was $579,000. The Oberlin Note matured on March 5, 2011 and was in default at the time of the Company’s acquisition. The outstanding balance on the Oberlin Note at the time of the Company’s acquisition was $920,000.

On August 2, 2011, the Company entered into a forbearance agreement with the borrower on the note (the “Borrower”) to allow the Borrower more time to refinance the property. On September 23, 2011, the Borrower paid $815,000 to the Company in full settlement of the Oberlin Note. The net gain recognized by the Company after fees and costs totaled $250,000.

NOTE 7 – IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consisted of acquired in-place leases totaling $1.1 million and $262,000 as of September 30, 2011 and December 31, 2010, respectively, net of accumulated amortization of $655,000 and $133,000. The unamortized intangible assets represent antennae leases and rental leases. The weighted average remaining life of the antennae leases is 168 months as of September 30, 2011. The weighted-average remaining life of the rental leases is 4 and 3 months as of September 30, 2011 and December 31, 2010, respectively. Expected amortization expense for the antennae leases is $16,000 annually through 2025. Expected amortization expense for the rental leases is $154,000 and $52,000 for the three months ended December 31, 2011 and March 31, 2012, respectively and none thereafter.

For the three and nine months ended September 30, 2011, amortization expense totaled $228,000 and $521,000, respectively. For the three and nine months ended September 30, 2010, amortization expense totaled $2,000 for both periods, respectively.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 8 – EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 10.0 million shares of its $0.01 par value preferred stock. As of September 30, 2011 and 2010, there were no shares of preferred stock issued and outstanding.

Common Stock

Through September 30, 2011, the Company had issued an aggregate of 1,283,727 shares of its $0.001 par value common stock in connection with its initial private offering, and 5,391,584 shares of its common stock (including stock dividends) in connection with its currently ongoing public offering. On June 15, 2010, the Advisor converted 4,500 common shares to 45,000 shares of the Company’s convertible stock; therefore, 6,670,811 shares of common stock remain outstanding as of September 30, 2011.

Convertible stock

As of September 30, 2011 and December 31, 2010, the Company had 50,000 shares of $0.01 par value convertible stock outstanding. The Advisor owns 43,383 shares, outside investors own 937 shares, and certain RAI employees own 5,680 shares of the Company’s convertible stock. In 2010, the Advisor had granted 17,550 shares of its initial investment in convertible stock to employees of RAI which shares are vesting ratably over three years. As of September 30, 2011, 5,680 of these shares have vested. The convertible stock will be of no value unless the Company’s common stockholders realize or have an opportunity to realize a stated minimum return as a result of the Company’s cumulative distributions or the trading price of its shares on a national securities exchange. The convertible stock will convert into shares of the Company’s common stock upon the occurrence of one of two events: first, if the Company has paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 10% cumulative, non-compounded annual return on the shares at that price; and secondly, if the Company lists its common stock on a national securities exchange and, on the 31st trading day after listing, the Company’s value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold

Distribution Reinvestment Plan

The Company is also offering up to 7.5 million shares pursuant to its distribution reinvestment plan at a purchase price initially equal to $9.50 per share. As of September 30, 2011, no shares have been purchased under this plan.

Distributions

The Company has declared three distributions of .015 shares each of its common stock, or 1.5% of the outstanding shares of common stock, to its stockholders of record at the close of business on February 28, May 31, and August 31, 2011. The stock was issued to stockholders on March 15, June 15, and September 15, 2011, respectively. In connection with these stock distributions, the Company increased the accumulated deficit by $2.11 million.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS

In the ordinary course of its business operation, the Company has ongoing relationships with several related parties. Payables to such related parties are summarized in the following table (in thousands):

	September 30,	December 31,
	2011	2010
Due to / from related parties:
Advisor and its affiliates	$3,972	$3,659
Resource Securities	19	(14)

	$3,991	$3,645

The Company has entered into an advisory agreement with its Advisor (the “Advisory Agreement”) pursuant to which the Advisor is responsible for managing, operating, directing and supervising the operations and administration of the Company and its assets. Pursuant to the terms of the Advisory Agreement, the Advisor is entitled to specified fees upon the provision of certain services, including payment of acquisition fees, asset management fees, disposition fees, debt financing fees and reimbursement of certain expenses related to the Company’s offering and operations, including organization and offering expenses, acquisition expenses and operating expenses.

The Advisor is reimbursed for expenses it incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees. The Advisor has advanced funds to the Company for both operating expenses and organization and offering costs.

Advances for operating expenses for the nine months ended September 30, 2011 and 2010 totaled $867,000 and $336,000, respectively. Amounts due to the Advisor for operating expense advances as of September 30, 2011 and December 31, 2010 were $1.8 million and $847,000, respectively. These amounts are being reimbursed to the Advisor from the proceeds of the Company’s initial public offering pursuant to the terms of the Advisory Agreement.

The Advisor has also advanced funds to the Company for organization and offering costs. Advances for organization and offering costs for the nine months ended September 30, 2011 and 2010 totaled $435,000 and $877,000, respectively. Amounts due to the Advisor for organization and offering costs as of September 30, 2011 and December 31, 2010 were $2.1 million and $2.7 million, respectively. These amounts are reimbursable to the Advisor only to the extent provided by the terms of the Advisory Agreement, as described below.

With respect to the Company’s private offering, the Advisor was entitled to receive a non-accountable expense reimbursement in an amount equal to 2.5% of the gross offering proceeds. For the three and nine months ended September 30, 2010, expense reimbursements totaled $0 and $315,000, respectively. With respect to the Company’s ongoing initial public offering, expense reimbursements are limited to 2.5% of the gross offering proceeds as of the date of such reimbursement. For the three and nine months ended September 30, 2011, these reimbursements totaled $337,000 and $1.0 million, respectively.

The Company pays the Advisor, or an affiliate, an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments. For the three and nine months ended September 30, 2011, the Advisor earned and the Company paid to the Advisor $0 and $459,000, respectively, in acquisition fees. No acquisition fees were earned for the three and nine months ended September 30, 2010. As of September 30, 2011, no acquisition fees were due to the Advisor.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS – (Continued)

The Company reimburses the Advisor, or an affiliate, for all out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate-related debt investments, whether or not the Company ultimately acquires the property or debt investment. For the three and nine months ended September 30, 2011, the Company reimbursed the Advisor $0 and $24,000, respectively, for acquisition expenses. There were no acquisition expense reimbursements for the three and nine months ended September 30, 2010.

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1.0% of the higher of the cost or the independently appraised value of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all or a majority of an asset and does not manage or control the asset. For the three and nine months ended September 30, 2011, the Company paid to the Advisor $106,000 and $213,000, respectively, in asset management fees. No management fees were earned for the three and nine months ended September 30, 2010. As of September 30, 2011, no asset management fees were due to the Advisor.

On June 17, 2011, the Company entered into a $1.35 million bridge loan with the Advisor, at an interest rate of 6.5% with a maturity of six months, in order to fund the purchase of the Iroquois Note. The loan and interest were repaid in full on June 28, 2011. The Company also paid the Advisor a 1% origination fee of $14,000 for arranging this financing.

Pursuant to a dealer-manager agreement, an affiliate of the Advisor, Resource Securities (formerly Chadwick Securities, Inc.), is responsible for marketing the Company’s shares in its public offering. Under the terms of this agreement, Resource Securities earns a selling commission of up to 7% of the gross public offering proceeds and a dealer-manager fee of up to 3% of the gross offering proceeds. Resource Securities reallows all selling commissions earned and up to 1.0% of the dealer-manager fees as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are earned by Resource Securities in connection with sales under the distribution reinvestment plan. Additionally, the Company reimburses Resource Securities for due diligence expenses. For the three and nine months ended September 30, 2011, the Company paid to Resource Securities selling commissions and dealer-manager fees of $1.3 million and $3.8 million, respectively, which are included in syndication costs on the Statement of Changes in Stockholders’ Equity and there were no due diligence expense reimbursements.

For the three and nine months ended September 30, 2010, Resource Securities earned selling commissions and dealer-manager fees of $0 and $1.2 million, respectively, in connection with the Company’s private offering.

Pursuant to a management agreement with Resource Real Estate Opportunity Manager, LLC (the “Manager”), an affiliate of the Advisor, the Manager manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to, some of the real estate properties for the benefit of the Company. Under this agreement, the Manager is entitled to specified fees for providing such services, including a construction management fee and a property management fee. For the three and nine months ended September 30, 2011, the Company paid to the Manager $54,000 and $194,000, respectively, in property management fees. No management fees were earned for the three and nine months ended September 30, 2010.

The Company has also made payment for legal services to the law firm of Ledgewood P.C. (“Ledgewood”). Until 1996, the Chairman of RAI was of counsel to Ledgewood. In connection with the termination of his affiliation with Ledgewood and its redemption of his interest, the Chairman continues to receive certain payments from Ledgewood. Until March 2006, a current executive of RAI was the managing member of Ledgewood. This executive remained of counsel to Ledgewood through June 2007, at which time he became an Executive Vice President of RAI. In connection with his separation, this executive is entitled to receive payments from Ledgewood through 2013. For the three and nine months, ended September 30, 2011, the Company paid legal fees to Ledgewood totaling $0 and $31,000, respectively. No legal fees were paid to Ledgewood for the three and nine months ended September 30, 2010.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

September 30, 2011

(unaudited)

NOTE 10– FAIR VALUE MEASURES AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or can be corroborated with observable market data for substantially the entire contractual term of the asset.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Loans held for investment, net, are measured at fair value on a recurring basis. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Given the date of the acquisition of the Cannery Note, the carrying value or purchase price of the note of $7.1 million approximates the fair value.

The following table presents information about the Company’s loans held for investment, net, measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2011:
Assets:
Loans held for investment, net	$—	$—	$9,689	$9,689

December 31, 2010:
Assets:
Loans held for investment, net	$—	$—	$6,250	$6,250

The following table presents additional information about assets which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs (in thousands):

Level 3
Beginning balance, January 1, 2010	$—
Purchases	14,247
Level 3 loans converted to property at foreclosure	(7,997)

Beginning balance, January 1, 2011	6,250
Purchases	22,239
Level 3 loans converted to property at foreclosure	(18,250)
Principal payments	(572)
Interest accretion	22

Ending balance, September 30, 2011	$9,689